SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 Or 15 (D) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): December 31, 2008

Alaska Pacific Bancshares, Inc.
(Exact name of registrant as specified in its charter)

Alaska	0-26003	92-0167101
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer Identification No.

2094 Jordan Avenue, Juneau, Alaska	99801
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number (including area code): (907) 789-4844

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.133-4(c))

Item 2.02 Results of Operations and Financial Condition

On April 6, 2009, Alaska Pacific Bancshares, Inc. issued its earnings release for the quarter ended December 31, 2008. A copy of the earnings release is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

99.1   Press Release of Alaska Pacific Bancshares, Inc. April 6, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ALASKA PACIFIC BANCSHARES, INC.

DATE: April 6, 2009   By: /s/Julie M. Pierce
                                    Senior Vice President and
                                    Chief Financial Officer

Exhibit 99.1

Alaska Pacific Bancshares, Inc.

News Release
For Immediate Release


ALASKA PACIFIC BANCSHARES, INC. REPORTS
FOURTH QUARTER AND ANNUAL EARNINGS FOR 2008


JUNEAU, Alaska, April 6, 2009 -- Alaska Pacific Bancshares, Inc. (OTCBB: AKPB) ("Company"), the parent company of Alaska Pacific Bank ("Bank"), today announced its fourth quarter and annual results for the periods ended December 31, 2008.

For the year ended December 31, 2008, the Company reported a net loss of $2.3 million, or $(3.54) per diluted share, after recording a $5.0 million provision for loan losses. This compares to net income of $922,000, or $1.40 per diluted share, after recording a $180,000 provision for loan losses for 2007. For the fourth quarter of 2008, the net loss was $1.0 million, or $(1.59) per diluted share compared to net income of $187,000, or $0.28 per diluted share in the fourth quarter of 2007. The loss in the quarter ended December 31, 2008 was primarily attributable to a provision for loan losses of $1.8 million compared to a provision for loan losses of $45,000 in the comparable quarter of 2007.

The allowance for loan losses at December 31, 2008 was $2.7 million, representing 1.59% of total loans outstanding. Total non-accrual loans were $6.1 million at December 31, 2008 compared with $7.1 million at September 30, 2008 and $323,000 at December 31, 2007. In addition, the Bank's real estate owned and repossessed assets were $408,000 at December 31, 2008 compared to $362,000 in the previous quarter and zero at December 31, 2007. There was a $3.9 million net loan charge-off for the quarter ended December 31, 2008 compared with $244,000 for the quarter ended September 30, 2008 and $3,000 net loan recovery for the quarter ended December 31, 2007. Net charge-offs for 2008 were $4.1 million compared to $63,000 for 2007.

Primarily as a result of these non-accrual loans, interest income decreased $496,000 (15.1%) to $2.8 million for the fourth quarter of 2008 compared to the fourth quarter of 2007. Average interest earning assets increased $16.1 million to $188.9 million for the fourth quarter of 2008 compared to the fourth quarter 2007. The net interest margin on average interest-earning assets for the fourth quarter of 2008 was 4.41% compared with 5.33% in the fourth quarter of 2007. Net interest income decreased $322,000 (3.6%) to $8.8 million in 2008 compared to 2007. While average interest earning assets increased $13.4 million in 2008 compared to 2007, yield on average earning assets declined to 6.56% in 2008 compared to 7.67% in 2007. The net interest margin on average earning assets was 4.76% for 2008 compared with 5.32% in 2007 reflecting the increase in nonperforming assets which continued to pressure the margin in addition to the yield on earning assets which declined more than the cost of funds due to the rapid drop in interest rates.

Loans (excluding loans held for sale) were $169.0 million at December 31, 2008, a decrease of $5.4 million, or 3.1% from September 30, 2008, and an increase of $3.5 million, or 2.1% from December 31, 2007. Deposits at December 31, 2008, were $162.2 million, a $15.1 million (8.5%) decrease from September 2008 and a $12.8 million (8.6%) increase from December 31, 2007.

Noninterest expense for the fourth quarter of 2008 decreased $31,000 (1.4%) from September 30, 2008 and decreased $33,000 (1.5%) from the quarter ended December 31, 2007. Noninterest expense for 2008 increased $75,000 (0.9%) compared to 2007. The net increase in expense in 2008 is due to higher professional and consulting fees associated with classified loans and higher repossessed asset expense offset by lower compensation and benefits expense.

"There is no question that 2008 was a frustrating and difficult year for the Bank," stated Craig Dahl, President & CEO. "Posting four straight quarters of losses is not something we take lightly and feel that we have done our best to recognize the losses in our portfolio and deal with them. While the core business of the Bank is still sound, there is no question that the nonearning assets and loan losses have taken their toll on income and capital. While the Bank had sufficient capital to address these problems, and continues to maintain capital levels above regulatory limits, the Bank is required under a Memorandum of Understanding with the Office of Thrift Supervision to maintain a higher level of capital. To that end, the Bank felt it prudent to participate in the Treasury's Capital Purchase Program and in February 2009 added $4.78 million to capital, bringing access to total capital over $20 million. We are looking forward to improved performance in 2009 and putting 2008 behind us."

Forward-Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements as a result of a wide variety or range of factors including, but not limited to, the credit risk of lending activities, including changes in the level and trend of loan delinquencies and write-offs; results of examinations by our banking regulators including the possibility that any such regulatory authority may, among other things, require us to increase our reserve for loan losses or write-down assets; interest rate fluctuations; economic conditions in the Company's primary market area and other market areas where the collateral for our loans is located; demand for residential, commercial real estate, consumer, and other types of loans; success of new products; competitive conditions between banks and non-bank financial service providers; regulatory and accounting changes; technological factors affecting operations; pricing of products and services; and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2008. Accordingly, these factors should be considered in evaluating forward-looking statements, and undue reliance should not be placed on such statements. The Company undertakes no responsibility to update or revise any forward-looking statement.

Contact: Julie M. Pierce   Craig E. Dahl
Senior Vice President and CFO   or   President and CEO
907-790-5135   907-790-5101

Alaska Pacific Bancshares, Inc.

Financial Highlights (Unaudited)

Year and Fourth Quarter 2008

(dollars in thousands, except per-share amounts)

	Year Ended December 31,	
	2008	2007
Condensed Statement of Operations:		
Interest income	$12,075	$13,078
Interest expense	3,315	3,996
Net interest income	8,760	9,082
Provision for loan losses	5,034	180
Gain on sale of loans	251	311
Other noninterest income	1,091	1,015
Other noninterest expense	8,791	8,716
Net income (loss) before income tax	(3,723)	1,512
Provision (benefit) for income tax	(1,405)	590
Net income (loss)	$ (2,318)	$ 922
Earnings (loss) per share:		
Basic	$(3.54)	$1.45
Diluted	(3.54)	1.40
Performance Ratios:		
Return on average equity	(13.03)%	5.09%
Return on average assets	(1.19)	0.51
Yield on average earning assets	6.56	7.67
Cost of average interest-bearing liabilities	2.30	2.99
Interest rate spread	4.26	4.68
Net interest margin on:		
Average earning assets	4.76	5.32
Average total assets	4.50	4.99
Efficiency ratio (a)	89.24	86.32
Average balances:		
Loans	$174,655	$162,575
Earning assets	183,975	170,588
Assets	194,780	181,972
Interest-bearing deposits	129,282	118,369
Total deposits	156,729	144,555
Interest-bearing liabilities	143,893	133,769
Shareholders' equity	17,786	18,119
Average shares outstanding:		
Basic	654,301	634,647
Diluted	654,301	661,026

	Three Months Ended		
	December 31, 2008	September 30, 2008	December 31, 2007
Condensed Statement of Operations:			
Interest income	$ 2,789	$ 3,064	$3,285
Interest expense	705	798	982
Net interest income	2,084	2,266	2,303
Provision for loan losses	1,828	1,426	45
Mortgage banking income	40	46	51
Other noninterest income	234	268	253
Noninterest expense	2,203	2,234	2,236
Net income (loss) before income tax	(1,673)	(1,080)	326
Provision (benefit) for income tax	(634)	(408)	139
Net income (loss)	$ (1,039)	$ (672)	$ 187
Earnings (loss) per share:			
Basic	$ (1.59)	$ (1.03)	$ .29
Diluted	$ (1.59)	$ (1.03)	.28
Performance Ratios:			
Return on average equity	(24.80%)	(15.28%)	4.05%
Return on average assets	(2.10)	(1.35)	0.41
Yield on average interest-earning assets	5.91	6.50	7.60
Cost of average interest-bearing liabilities	1.92	2.21	2.94
Interest rate spread	3.99	4.29	4.66
Net interest margin on:			
Average interest-earning assets	4.41	4.81	5.33
Average total assets	4.21	4.54	5.00
Efficiency ratio (a)	95.04	88.16	87.48
Average balances:			
Loans	$ 175,203	$ 178,625	$163,965
Interest-earning assets	188,923	188,504	172,825
Assets	198,234	199,602	184,397
Interest-bearing deposits	136,820	132,200	120,434
Total deposits	165,673	163,553	148,761
Interest-bearing liabilities	147,163	144,314	133,577
Shareholders' equity	16,759	17,592	18,473
Average shares outstanding:			
Basic	654,486	650,428	639,397
Diluted	654,486	650,428	660,636

	December 31, 2008	September 30, 2008	December 31, 2007
Balance sheet data:			
Total assets	$ 190,851	$ 206,436	$187,482
Loans, before allowance	168,982	174,380	165,506
Loans held for sale	2,586	1,608	2,920
Investment securities	3,243	3,316	3,913
Total deposits	162,175	177,320	149,367
Federal Home Loan Bank advances	10,320	10,391	17,076
Shareholders' equity	16,283	17,235	18,669
Shares outstanding (b)	654,486	654,486	653,009
Book value per share	$ 24.88	$ 26.33	$28.59
Asset quality:			
Allowance for loan losses	$ 2,688	$ 4,746	$1,783
Allowance as a percent of loans	1.59%	2.72%	1.08%
Nonaccrual loans	$ 6,071	$ 7,067	$ 323
Total nonperforming assets	6,479	7,429	323
Impaired loans	10,685	14,645	1,191
Loan impairments	875	3,218	556
Net charge offs (recoveries) for quarter	3,886	244	(3)
Net charge offs YTD	4,129	243	63

(a) Noninterest expense, divided by the sum of net interest income and noninterest income, excluding gains on sale of loans or securities.

(b) Excludes treasury stock.